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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	PricewaterhouseCoopers LLP		August 30, 2002
	1301 Avenue of the Americas (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			FTI Consulting, Inc. (NYSE: FCN)		☐ Director ☒ 10% Owner	☐ Officer (give title below) ☐ Other (specify below)
	New York, New York 10019 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Filed by One Reporting Person ☐ Filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock, par value $0.01 per share (the "Shares")		1,823,785(1)		D

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Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) On August 30, 2002 (the "Closing Date"), at the closing of the transactions contemplated by the Agreement for the Purchase and Sale of Assets (the "Agreement"), dated July 24, 2002, by and between PricewaterhouseCoopers LLP ("PwC") and FTI Consulting, Inc. ("FTI"), pursuant to the Agreement, PwC was entitled to receive 3,000,000 shares of FTI common stock, par value $0.01 per share (the "Shares"), as partial consideration for the sale of its Business Recovery Services ("BRS") business to FTI. However, on the Closing Date, PwC received only 1,823,785 Shares and the ownership of the remaining 1,176,215 Shares (the "Partner Shares"), over which PwC momentarily had investment and voting power pursuant to Rule 13d-3(a) of the Securities Exchange Act of 1934 (the "Act"), was transferred directly to the individual BRS partners pursuant to preexisting agreements for their withdrawal from PwC. Once ownership of the Partner Shares was transferred directly to the individual BRS partners on the Closing Date, PwC ceased to have investment and voting power over those Partner Shares. At no point in time, however, did PwC have a pecuniary interest (as defined in Rule 16a-1(a)(2)(i) of the Act) in the Partner Shares. As a result of the August 30th transfer, PwC is no longer a 10% owner (since it owns only 7.6%) and as such will not be filing any Forms 4 unless or until it exceeds 10% and conducts a transaction thereafter.

PRICEWATERHOUSECOOPERS LLP
/s/ Colin McKay	September 9, 2002
Name: Colin McKay Title: Principal **Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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